

April 3, 2024

Meredith S. Weil
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, OH 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2023**
> **Form 8-K filed January 30, 2024**
> **File No. 001-33390**

Dear Meredith S. Weil:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2023

Liquidity and Capital Resources, page 55

1. We note your disclosure that in December 2023 you received notification from the FHLB of Cincinnati that effective January 19, 2024 you will be placed on restriction by the FHFA as a result of a second consecutive "Needs Improvement" rating from your most recent Community Reinvestment Act ("CRA") exam and will therefore not have access to long-term advances (with a term greater than one year) and not be eligible for participation in the FHLB's Affordable Housing Program or other Community Investment Cash Advance programs. Further, you state that this restriction is expected to have no impact to your ability to access funding. Noting disclosure on page 37 that you seek to lengthen the duration of your interest-bearing funding sources and disclosure on page 52 that as of December 31, 2023 you have $1.98 billion of term advances with a weighted average maturity of 2.3 years, please tell us and revise your disclosure in future filings to explain the potential impact of this restriction to your overall funding costs and future net

Meredith S. Weil
TFS Financial Corporation
April 3, 2024
Page 2

interest margin and spreads.

2. We also note the risk factor disclosure on page 39 of your Form 10-K for the fiscal year ended September 30, 2023, which states that failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as those related to branches, mergers, minority stock offerings or a second-step conversion, or in restrictions on its activities. Please tell us and revise your disclosure in future filings to clearly explain whether any of these restrictions were enacted as a result of your most recent "Needs to Improve" Community Reinvestment Act rating and, if they were, what potential impact this may have on your operations and future financial results.

Form 8-K, filed January 30, 2024

Exhibit 99.1, page 3

3. We note in the Earnings Release filed as Exhibit 99.1 reference to presentation slides as of December 31, 2023 that are available on your website under the Investor Relations link within the "Recent Presentations" menu. We further note within "Presentation Slides 12/31/2023 Earnings" on your Investor Relations website disclosure of Earnings Per Per Minority Share and Book Value Per Minority Share, both of which are non-GAAP measures as they exclude the shares held by Third Federal Savings, MHC and only reflect the shares held by minority shareholders. Please tell us how you considered whether these measures substitute an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance